UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TERADATA CORPORATION

10000 Innovation Drive

Dayton, Ohio 45342

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Teradata Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 2 to the financial statements, the Plan adopted the provisions of new accounting and reporting requirements regarding notes receivable from participants for the year ended December 31, 2010.

/s/ Battelle & Battelle LLP

June 28, 2011

Dayton, Ohio

TERADATA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2010	2009
Assets
Cash	$101,502	$65,486
Investments, at fair value:
Mutual funds	203,197,249	158,777,306
Common/collective trust funds	326,048,704	278,291,115
Money market funds	37,170,415	31,395,600
Teradata Corporation common stock	40,742,720	32,039,208

Total investments	607,159,088	500,503,229
Receivables:
Participant contributions	129,623	97,606
Employer contributions	70,154	60,004
Notes receivable from participants	5,974,700	5,622,212
Other receivables	14,484	244,424

Total receivables	6,188,961	6,024,246

Total assets	613,449,551	506,592,961

Liabilities
Accounts payable	36,438	23,735
Accrued expenses	111,870	334,510

Total liabilities	148,308	358,245

Net assets available for benefits at fair value	613,301,243	506,234,716

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(56,293)	94,629

Net assets available for benefits	$613,244,950	$506,329,345

The accompanying notes are an integral part of these audited financial statements

TERADATA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$68,654,857
Interest and dividends	5,058,016

Total investment income	73,712,873

Participant loan interest income	299,596

Contributions:
Participants	34,034,353
Employer, net of forfeitures	15,132,089

Total contributions	49,166,442

Total additions	123,178,911

Deductions from net assets attributed to:
Benefits paid to participants	16,080,266
Administrative expenses	183,040

Total deductions	16,263,306

Net increase in net assets	106,915,605
Net assets available for benefits:
Beginning of year	506,329,345

End of year	$613,244,950

The accompanying notes are an integral part of these audited financial statements.

TERADATA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General

The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007 by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees).

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior-year compensation of $110,000 and over. Annual tax-deferred contributions per participant for the 2010 Plan year were limited to $16,500.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $5,500 in 2010.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to either reduce future Company matching contributions or pay certain administrative expenses of the Plan. During the Plan year, forfeitures used to offset Company matching contributions were approximately $350,000.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default. Participant loan interest rates are between 4.25% and 9.25%. Loan terms are between one and five years.

Withdrawals and Benefits

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), in the case of Qualified Reservist called to active duty, or in the case of absence from employment due to qualified military service for more than 30 days, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59  1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59  1/2, or upon termination of employment.

Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70  1/2, may leave the vested benefits within the Plan until reaching age 70  1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Plan Expenses

A portion of the Plan’s administrative expenses are paid by Teradata.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission (“SEC”) and noted the following:

The Plan sponsor acquired Aprimo, Inc. on January 21, 2011. On January 22, 2011 the employees of the acquired company were eligible to participate in the Plan.

The Plan sponsor acquired Aster Data Systems, Inc. on April 5, 2011. On April 5, 2011 the employees of the acquired company were eligible to participate in the Plan.

Recent Accounting Pronouncements

Fair Value. In January 2010 the FASB issued an update on the topic of fair value. This update will require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The Plan adopted this new accounting standards update for the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The partial adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

Loans to Participants. In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of this guidance resulted in a reclassification of participant loans totaling $5,622,212 from investments to notes receivable from participants as of December 31, 2009.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31, 2010
Northern Trust Russell S&P 500® Index Fund NL	$89,763,974
Fidelity BrokerageLink*	$81,916,677
Teradata Corporation common stock	$40,742,720
NT Collective Aggregate Bond Index Lending Fund	$39,948,964
Fidelity Contrafund	$36,429,347
NT Collective Aggregate Bond Index NL Fund	$31,039,254

December 31, 2009
Northern Trust Russell S&P 500® Index Fund NL	$76,802,547
Fidelity BrokerageLink*	$67,750,198
NT Collective Aggregate Bond Index Lending Fund	$37,735,811
Teradata Corporation common stock	$32,039,208
Fidelity Contrafund	$28,785,444
NT Collective Aggregate Bond Index NL Fund	$25,608,047

*	Represents the aggregate value of participant-directed mutual fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in net value by $68,654,857 as follows:

Year Ended December 31, 2010
Mutual funds (including self-directed brokerage)	$23,090,297
Common/collective trusts	35,580,040
Teradata Corporation common stock	9,984,520

$68,654,857

4. FAIR VALUE MEASUREMENTS

The Company follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. Other than the change described earlier to reclassify participant loans as notes receivables from participants, measured at their unpaid principal balance plus any accrued but unpaid interest, there have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.

Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signficant Unobservable Inputs (Level 3)
Mutual funds:
Other	$81,916,677	$81,916,677	$—	$—
Large cap	41,705,570	41,705,570	—	—
Income	26,214,593	26,214,593	—	—
Small cap	28,225,305	28,225,305	—	—
International	25,135,104	25,135,104	—	—
Teradata Corporation common stock	40,742,720	40,742,720	—	—
Money market funds	37,170,415	37,170,415	—	—
Common/collective trust funds	326,048,704	—	326,048,704	—

Total Assets at fair value	$607,159,088	$281,110,384	$326,048,704	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

		Fair Value Measurements at Reporting Date Using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signficant Unobservable Inputs (Level 3)
Mutual funds:
Other	$67,750,198	$67,750,198	$—	$—
Large cap	32,951,563	32,951,563	—	—
Income	20,653,121	20,653,121	—	—
Small cap	19,942,917	19,942,917	—	—
International	17,479,507	17,479,507	—	—
Teradata Corporation common stock	32,039,208	32,039,208	—	—
Money market funds	31,395,600	31,395,600	—	—
Common/collective trust funds	278,291,115	—	278,291,115	—

Total Assets at fair value	$500,503,229	$222,212,114	$278,291,115	$—

5. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Fees paid for trustee, third-party administration, and investment advisory services rendered by parties-in-interest totaled $183,040 in 2010.

Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2010 the Plan held 989,862 shares of Teradata common stock valued at $40,742,720. At December 31, 2009 the Plan held 1,019,383 shares of Teradata common stock valued at $32,039,208. Additionally, Fidelity Investments (“Fidelity”) serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

6. TAX STATUS

The Company has not yet received a determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). However, the Plan is substantially identical, in all material respects, to the NCR Savings Plan, which has received such a determination letter, and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

The plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. The plan is subject to tax examinations by tax authorities for all Plan years since the Plan’s inception.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statement to the Form 5500 as of December 31, 2010:

At December 31, 2010
Net assets available for benefits per financial statements	$613,244,950
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	56,293

Net assets available for benefits per Form 5500	$613,301,243

The following is a reconciliation of the net increase per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010:

Year Ended December 31, 2010
Net increase per financial statements	$106,915,605
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	56,293

Net income per Form 5500	$106,971,898

TERADATA SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

EIN – 75-3236470

Plan – 001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Current Value
	Common Stock
*	Teradata Corporation	989,862 shares		$40,742,720

	Common/Collective Trusts
	NT Collective Aggregate Bond Index NL Fund	275,105 shares		$31,039,254
	Northern Trust TIPS Index Fund NL	61,643 shares		7,130,694
	AllianceBernstein International Value Collective Trust	2,343,008 shares		24,906,180
	AllianceBernstein International Growth Collective Trust	2,439,630 shares		24,908,619
	Alliance Bernstein Global Real Estate Securities Collective Trust	2,215,886 shares		19,699,222
	Northern Trust Russell 2000® Index Fund NL	130,907 shares		26,584,516
	Northern Trust Russell S&P 500® Index Fund NL	24,156 shares		89,763,974
	NT Short Term Govt Bond Index Fund Lending	662 shares		178,292
	Northern Trust EAFE Index Fund	19,389 shares		7,201,656
	Northern Trust Russell 2000® Index Fund Lending	13,337 shares		13,078,190
	Northern Trust S&P 500® Index Fund Lending	8,068 shares		29,836,060
	NT Collective Aggregate Bond Index Lending Fund	92,903 shares		39,948,964
	Northern Trust Russell 3000® Index Fund NL	301,033 shares		4,849,935
*	Fidelity Managed Income Portfolio	6,866,856 shares		6,923,148

	Total common/collective trust funds			$326,048,704

	Mutual Funds
	Wells Fargo Small-Cap Growth Instl CL	694,347 shares		$9,790,288
	Allianz NFJ Small-Cap Value Fund Administrative Class	647,070 shares		18,435,017
	Janus Overseas CL S	271,459 shares		13,765,685
*	Fidelity Contrafund - Class K	538,100 shares		36,429,347
	Sound Shore Fund	165,815 shares		5,276,223
	PIMCO Total Return Inst CL	2,416,091 shares		26,214,593
	Lazard Emerging Mkts Equity Instl CL	522,014 shares		11,369,419
*	Fidelity BrokerageLink***			81,916,677

	Total mutual funds			$203,197,249

	Money Market Funds
*	Fidelity U.S. Treasury Money Market Fund	24,067,621 shares		$24,067,621
*	Fidelity BrokerageLink***			$12,636,136
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	466,658 shares		466,658

	Total money market funds			$37,170,415

*	Participant Loans	*****		$5,974,700

	TOTAL			$613,133,788

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	These line items represent the aggregate value of participant-directed mutual fund and money market fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
*****	The participant loan interest rates are between 4.25% - 9.25%. The loan terms are between one and five years.

EXHIBIT LISTING

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date: June 28, 2011	By:	/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer